July 16, 2024

Joey Wat
Chief Executive Officer
Yum China Holdings, Inc.
101 East Park Boulevard, Suite 805
Plano, TX 75074

       Re: Yum China Holdings, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2023
           File No. 1-37762
Dear Joey Wat:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2023
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 66

1. Wherever you present Restaurant margin, please also disclose with equal or greater prominence, the most directly comparable financial measure or measures calculated and presented in accordance with GAAP. Refer to Item 10(e)(1)(i)(A) of Regulation S-K.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 July 16, 2024
Page 2

       Please contact Ta Tanisha Meadows at 202-551-3322 or Adam Phippen at 202-551-3336
with any questions.




                                                      Sincerely,

                                                      Division of Corporation
Finance
                                                      Office of Trade &
Services
cc:   Joseph Chan, Chief Legal Officer